

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS FOURTH QUARTER AND YEAR-END 2003 RESULTS

ROCHESTER, NY, February 6, 2004 – Home Properties (NYSE:HME) today released financial results for the quarter and year ending December 31, 2003. All results are reported on a diluted basis.

"Home Properties' results in 2003 again were very positive despite the challenging environment apartment REITs continued to face," said Edward J. Pettinella, President and CEO. "Home Properties' total return to shareholders in 2003 was 24.3% with 7.1% from dividends and 17.2% from price appreciation. The Company's operating results, as measured by net operating income and funds from operations per share growth, should rank Home Properties very favorably compared to the sector, validating the Company's strategy of repositioning mature apartment communities through extensive capital improvement and upgrade programs. We have proven that this repositioning strategy in supply-constrained geographic markets, together with our sound balance sheet and strong team, delivers successfully in both weak and robust operating climates."

Earnings per share ("EPS") for the quarter ended December 31, 2003 was $0.27 per share, compared with a loss of $0.16 per share for the quarter ended December 31, 2002. The increase was primarily attributable to the impairment and other charges of $17.9 million recorded in the fourth quarter of 2002, less the effect of the $5.0 million charge from the restricted stock grant in 2003.

EPS for the year ended December 31, 2003 was $1.03, compared with $.96 for the year ended December 31, 2002. The increase was primarily attributable to the affordable property related charges recorded in 2002 and the preferred stock repurchase premium incurred in the second quarter of 2002. This was offset by a general increase in operating and maintenance costs as well as general and administrative expenses during 2003.

For the quarter ended December 31, 2003, Funds From Operations ("FFO") was $30.8 million, or $0.64 per share, compared with $16.6 million, or $0.38 per share, for the quarter ended December 31, 2002. Results for the quarter and year ended December 31, 2003 reflect a one-time expense charge of $5.0 million related to the restricted stock granted to Norman and Nelson Leenhouts as part of their retirement as Co-CEOs. Results for the quarter and year ended December 31, 2002 reflect impairment and other charges relating to certain government assisted properties ("affordable properties") in which the Company is a general partner, as described below. The Company believes it is more meaningful to compare the 2003 results before the restricted stock expense to the 2002 results excluding the impairment and other charges from affordable properties. Excluding the restricted stock expense, FFO for the fourth quarter of 2003 would have been $36.4 million, or $0.75 per share, which is within the range of guidance the Company issued at the time of its third quarter 2003 earnings announcement. Excluding the charges described in 2002, FFO for the fourth quarter of 2002 would have been $35.3 million, or $0.76 per share. This comparison represents a 1.4% decrease in FFO per

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share in 2003 from normal recurring operations. A reconciliation of FFO to GAAP net income is included in the financial data accompanying this press release.

For the year ended December 31, 2003, FFO was $132.8 million, or $2.77 per share, compared with $121.7 million, or $2.62 per share, in the prior year. Excluding the $5.0 million for the restricted stock expense in 2003 and the $16.4 million in non-real estate impairment and other charges in 2002, FFO would have been $137.8 million, or $2.88 per share, and $138.2 million, or $2.97 per share, for 2003 and 2002, respectively. This represents a 3.2% decrease from 2002 to 2003 on a per share basis.

Fourth Quarter Operating Results

For the fourth quarter of 2003, same-property comparisons (for 125 "Core" properties containing 35,936 apartment units owned since January 1, 2002) reflected an increase in rental revenues of 3.3% compared to the same quarter a year ago. Net operating income ("NOI") reflected a 1.1% decrease from the fourth quarter of 2002. Property level operating expenses increased by 9.7%, primarily due to increases in repairs and maintenance, personnel, property insurance, and real estate taxes. A significant portion of the increase in personnel costs related to higher workers' compensation and health insurance costs in 2003 totaling $1.2 million.

Average economic occupancy for the Core properties was 93.1% during the fourth quarter of 2003, up from 92.0% during the fourth quarter of 2002. Average monthly rental rates increased 2.1% to $895 compared to the year-ago period.

Compared to the 2003 third quarter results for the Core properties, total revenues were up 0.2% in the fourth quarter of 2003, expenses were up 6.0%, and net operating income was down 3.8%. Average economic occupancy was down 0.1% from the third quarter, with average monthly rents 0.2% higher.

Occupancies for the 5,010 net apartment units acquired between January 1, 2002 and December 31, 2003 (the "Recently Acquired Communities") averaged 94.3% during the fourth quarter of 2003, at average monthly rents of $1,158.

Year-to-Date Operating Results

For the year ended December 31, 2003, same-property comparisons for the Core properties showed an increase in rental revenues of 3.0% and a net operating income decrease of 1.1% over 2002. Property level operating expenses increased by 8.9%, primarily due to increases in natural gas heating costs, repairs and maintenance, personnel, advertising, property insurance, snow removal costs, and property management allocated General and administrative ("G&A") costs. Average economic occupancy for the Core properties increased slightly from 92.1% to 92.3%, with average monthly rents rising 2.8%.

The yield on the Recently Acquired Communities during 2003 averaged 7.84% on an annualized basis, which is in line with announced first year results (calculated as the net operating income from the properties, less an allowance for G&A expenses equal to 3.0% of revenues, all divided by the acquisition costs plus capital improvement expenditures in excess of normalized levels).

Interest and Dividend Income

Interest and dividend income decreased $117,000 during the fourth quarter of 2003 from the prior year quarter, resulting from a combination of decreased levels of financing to affiliates and a lower interest rate environment.

Acquisitions and Dispositions

During the fourth quarter of 2003, the Company sold two apartment communities: Candlewood Gardens, a 126-unit property in Syracuse, New York, and Pines of Perinton, a 508-unit property in Rochester, New York, for total consideration of $18.8 million. The combined weighted average expected first year capitalization rate on these dispositions is 7.9%. A gain on sale of approximately $3.4 million (before allocation of minority interest) was reported in the fourth quarter and is reflected in discontinued operations. In conformity with NAREIT guidelines, the gains, along with the associated prepayment penalties from real property are not included in reported FFO results.

For the full year 2003, Home Properties acquired a total of two communities with 730 units for total consideration of $92.9 million, or an average of approximately $127,200 per unit. During the same time period, the Company sold seven properties with a total of 1,568 units for total consideration of $59.3 million, or an average of approximately $37,800 per unit. The weighted average expected first year cap rate for the acquired communities was 7.3% and for the sold properties was 8.7%.

Subsequent to the end of the fourth quarter, Home Properties acquired a portfolio of properties in New Jersey that has not been reported previously in a news release. The acquisition closed on January 30, 2004 and consists of four properties containing 534 units, collectively described as the Nodar Portfolio. The total purchase price was $64.2 million, including closing costs, or an average of $120,000 per apartment. Consideration included $34.0 million of assumed debt, $18.3 million in cash and $11.9 million of Operating Partnership Units in Home Properties, L.P. ("OP Units"). The OP Units are exchangeable for shares of HME common stock on a one-for-one basis. For purposes of determining the number of OP Units issued, a value of $39.00 per unit was set when the transaction was negotiated.

Pettinella said, "The acquisition environment continued to be very competitive throughout 2003, and some deals took longer to close. Had the Nodar Portfolio acquisition closed in 2003 as originally anticipated, we would have achieved our projected acquisition target of $150 million for the year. We currently have several acquisitions in the pipeline, leading us to believe we can achieve growth of $250 million in acquisitions in 2004 to continue to grow the Company. With dispositions at the $50 million level, we anticipate total net growth will be approximately $200 million in 2004."

Management Companies

As of December 31, 2002, the Operating Partnership held 95% of the economic interest in Home Properties Management, Inc. and 99% of the economic interest in Home Properties Resident Services, Inc. (together, the "Management Companies") through non-voting common stock. Nelson and Norman Leenhouts (the "Leenhoutses"), Home Properties' Co-Chairs of the Board, held the remaining five percent and one percent interest, respectively, through the ownership of voting common stock. Effective January 1, 2003, the Operating Partnership acquired all of the shares held by the Leenhoutses such that the Management Companies are now wholly-owned subsidiaries of the Company. This transfer was completed to avoid potential conflicts of interest. The accounts and operations of the Management Companies as of and for the three- and twelve-month periods ended December 2003 have been consolidated herein.

The net result from this activity in the Statement of Operations is not materially different due to this transfer, although the results are reported on different line items compared to the previous recording of the Company's share of the income within the line item Equity in earnings (losses) of unconsolidated affiliates. For the three and twelve months ended December 31, 2002, after the effect of impairment charges of $14.9 million, the net share of losses from Management Companies of $15.5 million and $16.3 million, respectively, is included in Equity in earnings of unconsolidated affiliates. The various items of income and expense that comprise that net activity are detailed in the supplemental information. For 2003, revenue generated from this activity is reflected in Other income, explaining the significant increase of $730,000 and $2.4 million when comparing the three and twelve months ended December 31, 2003, respectively, to the same periods in 2002. The other line item which increased significantly due to consolidation of this activity was General and administrative expense. Included in the 2003 G&A expenses of $8.2 million and $22.6 million for the three- and twelve-month periods ended December 31, 2003, respectively, were $762,000 and $4.2 million, respectively, associated with the Management Companies. In addition, the $5.0 million restricted stock charge is recorded in G&A expenses for the 2003 fourth quarter and full year results.

Update on Sale of Affordable Properties

In the fourth quarter of 2002, the Company decided to sell virtually all of the assets associated with its general partner interests in the affordable properties to focus solely on the direct ownership and management of market rate apartment communities. At that time, the Company announced its intention to sell the assets, which include principally loans, advances and management contracts, in three phases. The status of the sales is as follows:

Phase I, consisting of the Company's interest in 35 properties containing 1,119 units, of which all were New York State Rural Development properties, was sold on September 5, 2003. The sale price of $1.5 million resulted in a gain on sale of approximately $72,000 that was recorded in the third quarter.

Phase II, consisting of the Company's interest in 49 Pennsylvania Rural Development and other low income housing tax credit properties, was sold on December 18, 2003. The sale price of $1.1 million resulted in a loss on sale of approximately $32,000 that was recorded in the fourth quarter of 2003.

Phase III, consisting of the Company's interest in 38 Upstate New York, Ohio and Pennsylvania properties, is under contract to a qualified buyer. The contract price is $6.8 million and the Company is working towards an expected closing in the first half of 2004. The buyer is still engaged in due diligence, so it is possible that there may be some further negotiations relating to price and/or the properties to be included in the sale.

Subsequent to the sale of Phase III, the Company plans to sell its interests in one additional property of 1,072 units. It does not currently have a contract for this sale but anticipates a possible closing in the third quarter of 2004.

In the fourth quarter of 2003, the Company recorded an impairment charge of $390,000 to adjust these assets to management's estimate of fair market value. This charge represents monies loaned to certain affordable properties during the fourth quarter of 2003 to fund operating shortfalls, which are not anticipated to be recovered from projected sale proceeds. Included in Equity in earnings (losses) of unconsolidated affiliates is $280,000 of the impairment

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charge related to advances made during the quarter, with the balance of $110,000 classified as "Impairment of assets held as general partner." For the year, the Company has recorded a total of $3.5 million in impairment charges, of which $1.7 million pertains to an additional net impairment charge taken in the third quarter to reduce the assets in Phase III to fair market value. The balance, or $1.8 million, represents impairments of cash advances reflected in both Equity in earnings (losses) of unconsolidated affiliates ($1.0 million) and Impairment of assets held as general partner ($822,000).

In conformity with current NAREIT guidelines, the losses from real property general partner investments of $1.8 million reflected in the impairment charges are not included in reported FFO results for the year-ended December 31, 2003. The cash advances referenced are included as a charge to FFO.

Capital Markets Activities

During the fourth quarter of 2003, the Company raised $7.6 million by issuing additional shares (at an average cost of $38.45 per share) under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). Approximately $5.9 million was from reinvested dividends and $1.7 million from optional cash purchases. No shares were repurchased during the quarter, although the Company continues to have Board authorization to buy back up to approximately 3.1 million shares of its common stock or Operating Partnership Units.

During November, 100,000 shares of Series C convertible preferred stock were converted into 330,577 common shares. The conversion had no effect on the reported results of operations of the Company. As of December 31, 2003, all of Series C and Series E convertible preferred stock had been converted into common shares.

Also during the fourth quarter, the remaining 222,220 and 267,900 common stock warrants issued in connection with the Series C and Series E convertible preferred stock, respectively, were exercised, generating $14.9 million in proceeds. This exercise had no effect on the reported results of operations of the Company.

As of December 31, 2003, the Company's ratio of debt-to-total market capitalization was 40.2%, with no balance outstanding on its $115 million revolving credit facility and $5.1 million of unrestricted cash on hand. Mortgage debt of $1.4 billion was outstanding, at fixed rates of interest averaging 6.4% and with staggered maturities averaging approximately eight years. Interest coverage averaged 2.5 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.3 times. If the restricted stock retirement charge was excluded, the coverage ratios would be 2.8 times and 2.5 times, respectively.

The Company estimates its net asset value ("NAV") per share at December 31, 2003 to range from $42.98 to $34.23 based on capitalizing, at rates from 7.25% to 8.25%, the total of the annualized and seasonally adjusted fourth quarter property net operating income, plus a 4% growth factor, minus a management fee. The Company believes the lower cap rate reflects current market conditions, while the higher cap rate represents a longer-term theoretical cap rate.

Corporate Governance

At its meeting on February 3, 2004, Home Properties' Board of Directors amended its retirement policy for directors. The original policy stated that the retirement age for directors was age 75, although an exception could be made on an individual basis for directors older than 75. The policy was amended to provide that in no event may an individual be nominated to stand for election after that individual's eightieth birthday.

Outlook

The Company has reduced its FFO guidance for 2004 to a range of $2.84 to $2.94 per share, which will produce FFO per share growth of -1.3% to 2.2% when compared to 2003 results before the charge for restricted stock granted to the retiring Co-CEOs. This range reflects management's current assessment of economic and market conditions. It assumes relatively flat rental rates and economic occupancy levels throughout 2004 rather than the second half improvement projected in previous guidance. It also reflects actual acquisition volume during the fourth quarter of 2003, which was $58 million lower than had been expected.

The quarterly breakdown for the 2004 guidance on FFO per share results is as follows: First quarter $0.60 to $0.62; second quarter $0.75 to $0.77; third quarter $0.76 to $0.79; fourth quarter $0.73 to $0.76. Assumptions used for the 2004 projections are included with the published supplemental information and will be discussed on the conference call today.

Conference Call

The Company will conduct a conference call and simultaneous Webcast today at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 800-547-9328. A replay of the call will be available by dialing 800-633-8284 or 402-977-9140 and entering 21164169. Call replay will become available beginning at approximately 1:00 PM Eastern Time and continue until approximately 1:00 PM on Wednesday, February 11th. The Company Webcast, which includes a slide presentation, will be available live and archived by 2:30 PM through the "Investors" section of our Web site, homeproperties.com, under the heading, "Financial Information."

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt, and net asset value. The supplemental information is available via the Company's Web site or via facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment company in the United States. A real estate investment trust with operations in selected Northeast, Midwest, and Mid-Atlantic markets, the Company owns, operates, acquires, and rehabilitates apartment communities. Currently, Home Properties operates 201 communities containing 48,614 apartment units. Of these, 41,480 units in 151 communities are owned directly by the Company; 4,832 units are partially owned and managed by the Company as general partner, and 2,302 units are managed for other owners. For more information, view Home Properties' Web site at homeproperties.com.

Tables to follow.

Fourth Quarter Results	Avg. Economic Occupancy		Q4 '03	Q4 '03 vs. Q4 '02		
	Q4 '03	Q4 '02	Average Monthly Rent/ Occ Unit	% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	93.1%	92.0%	$ 895	2.1%	3.3%	(1.1%)
Acquisition Properties[b]	94.3%	NA	$1,158	NA	NA	NA
TOTAL PORTFOLIO	93.3%		$ 927	NA	NA	NA

Year-To-Date Results	Avg. Economic Occupancy		2003	2003 vs. 2002		
	2003	2002	Average Monthly Rent/ Occ Unit	% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	92.3%	92.1%	$ 888	2.8%	3.0%	(1.1%)
Acquisition Properties[b]	94.3%	NA	$1,140	NA	NA	NA
TOTAL PORTFOLIO	92.6%		$ 917	NA	NA	NA

[a] Core Properties includes 125 properties with 35,936 apartment units owned throughout 2002 and 2003.

[b] Reflects 22 properties with 5,010 apartment units acquired subsequent to January 1, 2002.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data - Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2003	**2002**	**2003**	**2002**
Rental income	$106,226	$ 99,110	$413,920	$369,029
Other income – property related	4,046	3,576	15,698	14,212
Interest and dividend income	109	226	460	1,238
Other income	1,077	347	4,426	1,977
Total revenues	111,458	103,259	434,504	386,456
Operating and maintenance	48,698	43,017	188,523	160,628
General and administrative	8,236	3,891	22,607	12,649
Interest	21,595	19,899	85,110	75,482
Depreciation and amortization	20,761	17,850	78,702	65,078
Prepayment penalties	-	3,239	1,610	3,239
Impairment of assets held as General Partner	110	3,183	2,518	3,533
Total expenses and charges	99,400	91,079	379,070	320,609
Income from operations	12,058	12,180	55,434	65,847
Equity in earnings of unconsolidated affiliates	(395)	(16,085)	(1,892)	(17,493)
Income (loss) before minority interest, discontinued operations	11,663	(3,905)	53,542	48,354
Minority interest	3,284	(2,862)	14,990	10,937
Income from continuing operations	8,379	(1,043)	38,552	37,417
Discontinued operations				
Income from operations, net of minority interest	53	421	656	2,064
Gain on disposition of property, net of minority interest	2,244	95	2,599	5,696
Discontinued operations	2,297	516	3,255	7,760
Income before gain (loss) on sale of property	10,676	(527)	41,807	45,177
Gain (loss) on sale of property, net of minority interest	(7)	7	(9)	(238)
Net Income(loss)	10,669	(520)	41,798	44,939
Preferred dividends	(1,984)	(3,717)	(11,340)	(14,744)
Premium on Series B preferred stock repurchase	-	-	-	(5,025)
Net income (loss) available to common shareholders	$ 8,685	($4,237)	$ 30,458	$ 25,170
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income (loss) available to common shareholders	$ 8,685	($4,237)	$ 30,458	$ 25,170
Preferred dividends – convertible preferred stock	-	-	5,939	10,589
Premium on Series B preferred stock repurchase	-	-	-	5,025
Depreciation – real property	20,200	17,947	77,089	66,573
Depreciation – real property, unconsolidated	604	842	2,442	1,346
FAS 141 acquisition rent/intangibles	46	-	46	-
Impairment on general partner investment	-	1,470	1,785	1,470
(Gain) loss on disposition of property	181	(7)	260	238
Minority Interest	3,284	(2,862)	14,990	10,937
Minority Interest – income from discontinued operations	27	254	360	1,289
Impairment of real property, included in income from operations of disposed property, before minority interest	-		423	1,565
Gain on disposition of property - discontinued operations	(2,244)	(95)	(2,599)	(5,696)
Loss from early extinguishment of debt in connection with sale of real estate	-	-	1,610	-
Prepayment penalties	-	3,239	-	3,239
FFO [1]	$30,783	$16,551	$132,803	$121,745

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data - Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2003	**2002**	**2003**	**2002**
Weighted average shares/units outstanding:				
Shares – basic	31,337.8	26,867.5	29,208.2	26,054.5
Shares – diluted	31,886.5	27,049.1	29,575.7	26,335.3
Shares/units – basic[2]	47,336.7	43,018.3	45,276.7	42,062.1
Shares/units – diluted[2]	47,885.3	43,199.9	47,873.8	46,466.4
Per share/unit:				
Net income – basic	$.28	($.16)	$1.04	$.97
Net income – diluted	$.27	($.16)	$1.03	$.96
FFO – basic[3]	$.65	$.38	$2.80	$2.64
FFO – diluted[4]	$.64	$.38	$2.77	$2.62
AFFO[5]	$.53	$.29	$2.32	$2.17
Common dividend paid	$.62	$.61	$2.45	$2.41
Reconciliation of FFO to operating FFO[6]				
FFO	$30,783	$16,551	$132,803	$121,745
Restricted stock expense	5,000	-	5,000	-
Charges related to non-real estate assets [$3,183 - $1,470]	-	1,713	-	1,713
Impairment charge recorded by affiliates	-	14,716	-	14,716
Convertible preferred dividends	634	2,367	-	-
Operating FFO	$36,417	$35,347	$137,803	$138,174
Shares/units – diluted	48,844.4	46,766.1	47,873.8	46,466.4
Operating FFO – per share/unit, diluted	$.75	$.76	$2.88	$2.97

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property (including loss associated with early extinguishment of debt in connection with the sale) or non-cash real estate impairment charge, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties of New York, L.P., which can be converted into shares of common stock. For the three-month periods ended December 31, 2003 and 2002, diluted includes additional common stock equivalents. For the years-ended December 31, 2003 and 2002 diluted includes additional common stock equivalents and Series C through E (in 2003) and Series B through E (in 2002) convertible cumulative preferred stock, which can be converted into shares of common stock.

[3] FFO for the three-months ended December 31, as computed for basic is gross FFO of $31,417 and $18,918 in 2003 and 2002, respectively, less convertible preferred dividends of $634 and $2,367 in 2003 and 2002, respectively. FFO for the year-ended December 31, as computed for basic is gross FFO of $132,803 and $121,745 in 2003 and 2002, respectively, less convertible preferred dividends of $5,939 and $10,589 in 2003 and 2002, respectively. Gross FFO for the year-ended December 31, 2002 excludes the premium paid on the Series B preferred stock repurchase of $5,025.

[4] FFO for the three-months ended December 31, as computed for diluted is basic FFO of $30,783 and $16,551 in 2003 and 2002, respectively. FFO for the year-ended December 31, as computed for diluted is basic FFO of $126,864 and $111,156 in 2003 and 2002, respectively, plus the Series C - E (Series B – E for 2002) convertible preferred dividend of $5,939 and $10,589 in 2003 and 2002, respectively. Gross FFO for year-ended December 31, 2002 excludes the premium paid on the Series B preferred stock repurchase of $5,025.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing gross FFO for each period by the share of annual reserve for each period of: $5,443 for fourth quarter 2003; $5,451 for fourth quarter 2002; $21,782 for 2003; and, $21,099 for 2002. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[6] Operating Funds From Operations ("Operating FFO") is defined as FFO less significant, non-recurring charges. For the fourth quarter and full year 2003, the restricted stock grant to the retiring Co-CEOs of $5.0 million has been excluded from Operating FFO. For the fourth quarter and full year 2002, impairment and other charges totaling $16.4 million relating to certain affordable properties are excluded from Operating FFO. For the fourth quarter of 2002, certain convertible preferred stock, which was anti-dilutive for FFO, is dilutive for Operating FFO, so additional preferred dividends are added back in addition to having a higher amount of diluted shares/units used in the calculation of diluted Operating FFO. The Company believes that Operating FFO presents a clearer picture for comparison purposes of operating results.

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HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	December 31, 2003	December 31, 2002
Real estate	$2,752,992	$2,597,278
Accumulated depreciation	(330,062)	(257,284)
Real estate, net	2,442,930	2,339,994
Cash and cash equivalents	5,103	8,782
Cash in escrows	39,660	45,735
Accounts receivable	4,437	7,576
Prepaid expenses	18,184	19,046
Investment in and advances to affiliates	5,088	19,475
Deferred charges	9,057	9,093
Other assets	8,693	6,565
Total assets	$2,513,152	$2,456,266
Mortgage notes payable	1,380,531	1,300,807
Line of credit	-	35,000
Other liabilities	60,814	61,156
Total liabilities	1,441,345	1,396,963
Minority interest	330,544	333,061
Series B convertible preferred stock	-	-
Stockholders' equity	741,263	726,242
Total liabilities and stockholders' equity	$2,513,152	$2,456,266
Total shares/units outstanding:		
Common stock	31,966.0	27,027.0
Operating partnership units	15,974.7	16,122.3
Series C convertible cumulative preferred stock*	-	1,983.5
Series D convertible cumulative preferred stock*	833.3	833.3
Series E convertible cumulative preferred stock*	-	749.4
	48,774.0	46,715.5

*Potential common shares

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For further information:

David Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis Copin, Vice President, Investor Relations, (585) 295-4237